Mail Stop 4561
      August 10, 2005

Mr. Patrick W. Keene
Chief Financial Officer
AEI Fund Management XXI, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN 55101

	RE:	AEI Real Estate Fund XV Limited Partnership
      	File No. 0-14089
		AEI Real Estate Fund XVII Limited Partnership
      	File No. 0-17467
      AEI Net Lease Income & Growth Fund XX Limited Partnership
      File No. 0-23778
      AEI Income & Growth Fund XXI Limited Partnership
      File No. 0-29274
      AEI Income & Growth Fund XXII Limited Partnership
      File No. 0-24003
      AEI Income & Growth Fund 23 LLC
      File No. 0-30449
		AEI Income & Growth Fund 24 LLC
      	File No. 0-49653
      Form 10-K for the year ended December 31, 2004
      Form 10-Q for the quarter ended March 31, 2005

Dear Mr. Keene:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Cicely D. Luckey
Accounting Branch Chief